SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U-57
NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
Filed under section 33(a) of the
Public Utility Holding Company Act of 1935, as amended

EOS PAX I, S.L.
(Name of foreign utility company)

Cinergy Corp.
(Name of filing company, if filed on behalf of a foreign utility company)

The Commission is requested to mail copies of all communications relating to this Notification to:

Cheryl M. Foley
Lisa D. Gamblin
Cinergy Corp.
139 East Fourth Street
Cincinnati, Ohio 45202
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     Cinergy Corp. ("Cinergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Commission on behalf of EOS PAX I, S.L., a corporation organized under the laws of Spain ("EOS I"), that EOS I is, and claims status as, a foreign utility company within the meaning of section 33 of the Act.

Item 1. Name of entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.
Identification, to the extent known, of each person holding 5% or more of any class of voting securities of the foreign utility company and description of the amount and nature of the interest.

     The name and business address of the company on whose behalf foreign utility company status is claimed is EOS PAX I, S.L. ("EOS I"), c/Galeras, 17, planta 3 degree, Oficina 2-3 15705, Santiago de Compostela, La Coruna, Spain.

     EOS I owns and operates 20.4 MW of electric wind generation assets in Spain. EOS I's electric assets are located in and around Santiago de Compostela in La Coruna Province, Spain, and supply electricity to Union Fenosa, the regional electric utility.

     EOS I has an authorized share capital of 1 million Spanish Pesetas, of which 1,000 shares, with a par value per share of 1,000 Pesetas, are issued and outstanding. Cedarwood B.V., a company incorporated in The Netherlands and a wholly-owned subsidiary of Cinergy Global Power, Inc. (the latter company being an indirect wholly-owned subsidiary of Cinergy), is the legal and beneficial owner of 500 shares (i.e., 50% of the issued share capital of EOS I). Tomen Power (Europe) B.V., a company incorporated in The Netherlands, owns the remaining 500 issued shares.

Item 2. Name of any domestic associate public utility company and, if applicable, its holding company, and description of the relationship between the foreign utility company and such company, and the purchase price paid by any domestic associate public utility company for its interest in the foreign utility company.

     The following domestic public utility companies, each of which is a direct or indirect wholly-owned subsidiary of Cinergy, are associate companies of EOS I: The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc., The Union Light, Heat and Power Company ("Union"), Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison Gas and Electric Company ("West Harrison") and Miami Power Corporation ("Miami"). Union, Lawrenceburg, West Harrison and Miami are all direct wholly-owned subsidiaries of CG&E.

     None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with EOS I, nor is any such investment or contractual relationship contemplated.

SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized as of the date indicated below:

CINERGY CORP.


By: /s/ William L. Sheafer
        Vice President & Treasurer



Dated:   April 30, 1998